Filed by Tesoro Logistics LP
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: QEP Midstream Partners, LP
Commission File No.: 001-36047

The following are excerpts of remarks relating to a proposal that Tesoro Logistics LP (“TLLP” or the “Partnership”) has made for a business combination transaction with QEP Midstream Partners, LP (“QEPM”) presented during Tesoro Corporation and Tesoro Logistics LP Analyst and Investor Day, which was held on December 9, 2014. Excerpts from the question-and-answer portion of the presentation are also included beneath the remarks.
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Remarks from Tesoro Corporation and Tesoro Logistics LP Analyst and Investor Day
on December 9, 2014:

Phillip M. Anderson - President of TLLP

Alright, I’ll talk for a moment about QEP Field Services. Just to recap the transaction, we did complete the transaction last week. The total enterprise value is about $2.5 billion dollars. That does include the 58% of QEPM. The remaining 42% is out in the public. We have initiated the process to exchange those public units into TLLP units, so we do not need to fund that next step. It’s really just an exchange of units in the marketplace.

Q&A from Tesoro Corporation and Tesoro Logistics LP Analyst and Investor Day
on December 9, 2014:

Jeremy Tonet - JP Morgan

I was wondering if you could share any thoughts of the potential for the QEPM fold-in. What type of timeline might play out there?

Phillip M. Anderson - President of TLLP

Sure. So, we expect the process of negotiating with the QEPM independent directors to be completed early in the new year and then, just with the required SEC requirements, it will require a vote of the unaffiliated unitholders. All of that will take two or three months to play out. Our goal is to have it done inside the first half of 2015.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote or approval. The communication contains information relating to a proposal that Partnership has made for a business combination transaction with QEPM. If such proposal is pursued and subject to future developments, the Partnership (and, if a negotiated transaction is agreed upon, QEPM) may file a proxy statement/prospectus and other documents with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF QEPM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to unitholders of QEPM. Investors and security holders will be able to obtain free copies of these documents (if and when they become available) and other documents filed with the SEC by the Partnership and/or QEPM through the web site maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus (if and when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations, Tesoro Logistics LP, 19100 Ridgewood Parkway, San Antonio, Texas 78259 or at Tesoro Logistics LP’s Investor Relations website at http://www.tesorologistics.com.

The Partnership, QEPM and the directors and executive officers of their respective general partners and certain other persons may be deemed to be participants in the solicitation of proxies with respect to any proposed business combination between the Partnership and QEPM. Information regarding the directors and executive officers of the Partnership’s General Partner is available in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 24, 2014. Information regarding the directors and executive officers of QEPM’s General Partner is available in QEPM’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 20, 2014. Other information regarding the participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC (if and when they become available).

Forward-Looking Statements

Certain statements and information in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “project,” “potential,” “may,” “will,” “are likely” and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and trends to differ materially from those made, projected, or implied in or by the forward-looking statements depending on a variety of uncertainties or other factors including, but not limited to, changes in the expected benefits of our transactions relating to our acquisitions from Tesoro and acquisitions from third parties, including our acquisition of QEP Field Services, LLC and the potential combination with QEPM, or our ability to integrate the operations we expect to acquire in such transactions, and our ability to consummate the acquisition of QEP Field Services, LLC, the potential combination with QEPM and any anticipated financing transactions in connection therewith. For more information concerning factors that could affect these statements see our annual report on Form 10-K, quarterly reports on Form 10-Q and other filings with the SEC. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, after the date hereof.